Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 11

DATED DECEMBER 30, 2003

TO

PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002 of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002, March 6, 2003, May 6, 2003, July 21, 2003, August 12, 2003, August 25, 2003, and September 10, 2003, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

PLEASE SEE THE FOLLOWING TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK:

•	“RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS;

•	“FACTORS THAT MAY AFFECT FUTURE RESULTS” BEGINNING ON PAGE 28 OF OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SEC ON MARCH 28, 2003, AND IN OUR QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC SINCE THE END OF FISCAL 2002; AND

•	“ RISK FACTORS” INCLUDED IN THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

Acquisition of Assets

On December 29, 2003, we acquired certain assets and rights used in connection with the digital identity and biometric-enhanced physical access security business of Information Systems Support, Inc., a Maryland corporation, and Biometric Solutions Group, Inc., a Delaware corporation, pursuant to the terms of an asset purchase agreement, dated as of December 28, 2003. We intend to integrate the acquired assets into our business operations and intend to continue the operation located in Charleston, South Carolina.

We paid approximately $4.1 million for the acquired assets, which consisted of $500,000 in cash and 1,122,855 shares of our common stock. The value of the common stock we issued in connection with this transaction is based on the average closing price of our common stock as reported on the Nasdaq SmallCap Market for the five trading days preceding the acquisition. ISS and BSG have agreed not to sell the shares of common stock received in the transaction for a period of three years. We agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the shares of common stock issued in connection with the transaction.

We determined the consideration for the acquisition through arms-length negotiation, and we paid the cash portion of the purchase price out of funds from our working capital. We had no material relationships with ISS or BSG, or any of their respective affiliates, directors or officers, or any associates of any such director or officer, prior to the acquisition transaction.

We acquired certain intellectual property, tangible assets and inventory in the transaction. In addition, we offered employment to certain employees of ISS in connection with the acquisition, including Robert L. Turbeville, Jr., a former Senior Vice President for ISS who will lead our new physical access group. We did not acquire any known liabilities in the transaction.

At closing of the transaction, we placed approximately 47% of the purchase price, comprising 600,000 shares of our common stock, into an escrow for the purpose of securing the indemnification obligations of ISS and BSG under the purchase agreement. Subject to certain exceptions, 300,000 of the shares will remain in escrow for a period of one year from the closing date, and the balance of the shares will remain in escrow for a period of two years from the closing date, and in each case until all pending claims for indemnification, if any, have been resolved.

The preceding discussion of the significant terms and provisions of the asset purchase agreement is qualified by reference to the agreement attached as Exhibit 2.1 to our current report on Form 8-K filed with the SEC on December 30, 2003.

Risk Factor related to our Acquisition of Assets from ISS and BSG

Any acquisition we make, including our acquisition of assets from ISS and BSG, could disrupt our business and harm our financial condition.

In our acquisition of assets from ISS and BSG, and in any future acquisitions, we are subject to numerous risks and uncertainties, including:

•	dilution of our current stockholders’ percentage ownership as a result of the issuance of stock;

•	incurrence of debt;

•	assumption of unknown liabilities;

•	incurrence of expenses related to the future impairment of goodwill and the amortization of other intangible assets; or

•	incurrence other large write-offs immediately or in the future.

We intend to continue the operation of the business we acquired from ISS and BSG in Charleston, South Carolina. Our operation of this business also involves numerous risks and uncertainties, including:

•	problems combining the purchasing operations, technologies or products with our operations, technologies and products;

•	unanticipated costs;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those to whom we offered employment in the asset acquisition.

We may not be able to successfully complete the integration of the business, products or technologies or personnel acquired in the ISS and BSG asset purchase, or that we might acquire in the future, and any failure to do so could disrupt our business and seriously harm our financial condition.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is December 30, 2003.